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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 01 2019

Washington, DC

SEC FILE NUMBER
8-87239
8·67239

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Services, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4135 NW Urbandale Drive
_____
(No. and Street)

Urbandale   IA   50322
_____   ____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrea Kemble   877-886-1939
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
_____
(Name – *if individual, state last, first, middle name*)

11 S. Pfingsten Rd, Suite 300   Deerfield   IL   60015
_____   _____   ____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Brian Aukes _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers International Financial Services, LLC _____, as of December 31 _____, 20 18_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____

_____

_____
Signature

_____
Title

_____
Notary Public

President

LuANN HOOD
Commission Number 167375
My Commission Expires
11-16-19
NOTARIAL SEAL
IOWA

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Urbandale, Iowa

Financial Statements

December 31, 2018

Brokers International Financial Services, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brokers International Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brokers International Financial Services, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



MARCUMGROUP
M E M B E R

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
February 21, 2019

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents:		
Unrestricted	$	1,875,426
Restricted		25,000
Commissions and concessions receivable		673,809
Other receivable		
net of allowance of $16,714		189,985
Prepaid expenses and other assets		97,690
Leasehold improvements, office furniture and equipment,		
net of accumulated depreciation of $47,199		103,757
Total Assets	$	2,965,667

Liabilities and Member's Equity

Liabilities

Commissions and concessions payable	$	583,432
Accounts payable		231,275
Accrued compensation		96,146
Due to Parent		37,710
Total Liabilities		948,563

Member's Equity

Capital contributions		4,975,143
Accumulated deficit		(2,958,039)
Total Member's Equity		2,017,104
Total Liabilities and Member's Equity	$	2,965,667

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Operations

For the year ended December 31, 2018

Revenues

Commissions	$ 3,093,985
Variable annuity and 12b-1 fees	3,547,271
Advisory fees	6,325,283
Interest Income	2,500
Other	542,743
Total revenues	13,511,782

Expenses

Commissions	10,395,665
Employee compensation and benefits	1,693,963
Licensing, registration and education	55,961
Occupancy and equipment expense	48,604
Legal and professional	20,346
General and administrative	461,524
Total expenses	12,676,063

Net Income | $ 835,719

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2018

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at January 1, 2018	$ 4,975,143	$ (3,793,758)	$ 1,181,385
Net Income	-	835,719	835,719
Balance at December 31, 2018	$ 4,975,143	$ (2,958,039)	$ 2,017,104

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Cash Flows

For the year ended December 31, 2018

Cash Flows from Operating Activities		
Net Income	$	835,719
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		(30,132)
Changes in assets and liabilities:		
Commissions and concessions receivable		(124,060)
Other receivable		(56,869)
Prepaid expenses and other assets		(64,590)
Commissions and concessions payable		59,266
Accounts payable		80,767
Accrued compensation		25,026
Due to Parent		11,759
Net cash provided by operating activities		736,886
Investing Activities:		
Capital expenditures		(71,690)
Net Increase in Unrestricted Cash and Cash Equivalents		665,196
Unrestricted Cash and Cash Equivalents at Beginning of Year		1,210,230
Unrestricted Cash and Cash Equivalents at End of Year	$	1,875,426

See Notes to Financial Statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC (the "Company") is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board. The Company provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition, the Company offers services through our clearing firm and registered investment advisor. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company was approved as a full-service non-custodial Broker Dealer on June 4, 2007. The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended. The Company contracts with Pershing, LLC, TD Ameritrade and Charles Schwab to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd ("Parent").

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods of services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of January 1, 2018.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore, the Company has no off-balance sheet risk.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers liquid investments with original maturities of three months or less to be cash equivalents. At times throughout the year, the Company's cash in financial institutions may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

Restricted cash includes a deposit account of $25,000 held at a clearing firm at December 31, 2018.

Leasehold Improvements, Office Furniture and Equipment

Most office furniture is provided by its Parent in accordance with its cost sharing agreement. Leasehold improvements, office furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 5-7 years for office furniture and equipment and 15 years for leasehold improvements. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Accounts Receivable

Accounts receivable represent amounts due from registered representatives for insurance and registration fees. Management performs an assessment of collectability throughout the year and amounts are charged off from an evaluation of the aging and/or collectability of past-due accounts.

Income Taxes

The Company is a single member limited liability company and, therefore, a disregarded entity for federal and state income tax purposes. Therefore, taxes are the responsibility of the Parent.

The Company follows the accounting guidance for uncertainty in income taxes. Management has evaluated their tax positions and determined there are no material uncertain tax positions. The Company has not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years before 2015.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income from variable annuity trail and 12b-1 fees and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Variable Annuity Trail and 12b-1 Fee Income:

The Company earns variable annuity trails and 12b-1 fees accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Advisory

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. The Company did not have any such assets from costs to obtain contracts with customers at January 1, 2018 or December 31, 2018.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents revenue by major source:

Revenue From Contracts With Customers	Amount
Commission Income:	
Variable Annuities	$1,416,403
Brokerage	486,523
Mutual Funds	1,135,401
Miscellaneous	55,658
Total Commission Income	$3,093,985
Variable Annuity Trail and 12b-1 Fee Income:	
Mutual Funds 12b1s	$1,871,864
Variable Annuity Trails	1,675,407
Total Variable Annuity Trail and 12b-1 Fee Income	$3,547,271
Advisory Fees	$6,325,283

3. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2018, the net capital ratio, net capital and excess net capital are as follows:

Net capital ratio		.61:1
Net capital	$	63,238
Excess net capital	$	1,480,319

Litigation

From time to time, the Company is involved in litigation arising out of the normal course of business. The Company is not party to any material litigations.

4. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $30,195 in 2018.

5. RELATED PARTY TRANSACTIONS

The Company's lease agreement with its Parent is $3,088 per month under a seven year lease that will expire December 1, 2023. Rent expense of $37,050 was paid during the year, which is included in the Occupancy and equipment expense in the statement of operations. Future minimum lease payments under the non-cancelable operating lease at December 31, 2018 are as follows:

Year Ending December 31

2019	37,050
2020	37,050
2021	37,050
2022	37,050
2023	33,963
$	182,163

The Company has also entered into various cost sharing arrangements with its Parent for technology and administrative services. Fees incurred in 2018 were $9,150, which is included in Occupancy and equipment expense in the statement of operations.

The Company also had net payables to its Parent of $37,710 as of December 31, 2018, which is presented as in Due to Parent in the statement of financial condition.

6. LEASE OBLIGATIONS

The Company leases various software products under short-term and month-to-month leases. Payments totaled approximately $164,976 for 2018.

Brokers International Financial Services, LLC
Computation of Net Capital under Rule 15c3-1 and Aggregate Indebtedness
Schedule I
December 31, 2018

Net Capital:

Total member's equity	$ 2,017,104

Deductions:

Non-allowable commission and concession receivables	(78,158)
Non-allowable unrestricted cash	(3,957)
Accounts receivable	(189,985)
Prepaid expenses and other assets	(97,690)
Leasehold improvements, office furniture and equipment, net	(103,757)
	(473,547)
Net Capital	$ 1,543,557

Aggregate indebtedness:

Total liabilities from statement of financial condition	$ 948,563

Computation of basic net capital requirement:

Minimum net capital required	$ 63,238
(The greater of $5,000 or 6 2/3% of Aggregated Indebtedness of $948,563)	
Excess net capital	$ 1,480,319

Ratio of aggregate indebtedness to net capital	.61 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of aggregate indebtedness and net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2018.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

**Computation for Determination of Reserve Requirements for Broker-Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Schedule II**

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Brokers International Financial Services, LLC

**Information Relating to Possession or Control Requirements for Broker-Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Schedule III**

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brokers International Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 21, 2019

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ Phone 847.282.6300 ▪ Fax 847.282.6301 ▪ www.marcumllp.com

Brokers International Financial Services, LLC's

Exemption Report

For Year Ending December 31, 2018

Brokers International Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)(the "exemption provisions").

(2) The Company met the exemption provisions throughout the most recent fiscal year ending December 31, 2018 without exception.

Brokers International Financial Services, LLC

I, Brian Aukes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President